UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________
FORM 6-K
  __________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month ended November 30, 2018
Commission File Number 001-38332

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QIAGEN N.V.
(Translation of registrant's name into English)
__________________________________

Hulsterweg 82
5912 PL Venlo
The Netherlands
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒            Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION

On November 6, 2018, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing a proposed offering of US$400.0 million of senior convertible notes in reliance on Regulation S under the Securities Act of 1933, as amended. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date:	November 7, 2018

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated November 6, 2018

Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO OR IN THE UNITED STATES, CANADA, AUSTRALIA, JAPAN, SOUTH AFRICA OR ANY OTHER STATE OR JURISDICTION IN WHICH SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL. NOT FOR DISTRIBUTION TO ANY U.S. PERSON. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THIS PRESS RELEASE.

QIAGEN N.V. launches non-US offering of cash settled convertible notes combined with convertible note hedge and warrant transactions

VENLO, the Netherlands, November 6, 2018 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) announced today its intention to launch the following series of transactions:

-	The issue of new senior unsecured cash settled convertible notes (the "Notes") outside the United States for $400 million aggregate principal amount; and

-	The entry into derivative transactions to increase the effective conversion price of the Notes (the "Convertible Note Hedge and Warrant Transactions" as described below).

The Notes Offering

QIAGEN intends to issue the Notes in minimum denominations of $200,000, and in reliance on Regulation S through a private placement to institutional investors that are not U.S. persons only outside the United States of America, Canada, Australia and Japan.

The number of common shares of QIAGEN underlying the Notes will be up to 8.5 million, representing approximately 3.8% of the current outstanding shares (subject to any adjustment of the conversion ratio pursuant to the terms and conditions of the Notes). The company plans to issue the Notes with a maturity of 6 years.

The Notes will bear interest at an annual rate of 0.75% to 1.25%, payable semi-annually in arrear. The conversion price is expected to be set at a 27.5% to 32.5% premium over the Reference Share Price on the pricing date. The Reference Share Price will be equal to the volume weighted average price of the QIAGEN share between opening and close on the New York Stock Exchange on November 6, 2018.

The final terms of the Notes will be determined at final pricing, expected to occur on November 6, 2018. In the event of an exercise of their conversion right, Noteholders will receive a cash amount equivalent to the value of QIAGEN's common shares underlying the Notes. No shares will be issued by QIAGEN upon conversion of the Notes. The expected settlement date of the Notes is November 13, 2018, and application will be made for the Notes to be admitted to trading on the Open Market (Freiverkehr) segment of the Frankfurt Stock Exchange.

The Convertible Note Hedge and Warrant Transactions

In connection with the Notes offering, QIAGEN intends to enter into privately negotiated convertible note hedge transactions with one or more joint bookrunners (the “Joint Bookrunners”) for the Notes offering or other financial institutions (the "dealers") or their affiliates, initially covering the same number of QIAGEN's common shares as underlie the Notes.

The convertible note hedge transactions will be cash settled upon exercise and are expected to offset any cash payments QIAGEN is required to make in excess of the principal amount of the Notes upon conversion. QIAGEN also intends to enter into separate privately negotiated warrant transactions with such dealers or their affiliates, initially covering the same number of QIAGEN's common shares as underlie the Notes. The warrant transactions could separately have a dilutive effect with respect to QIAGEN's common shares to the extent that the market price per share of QIAGEN's common shares upon expiration of the warrants exceeds the strike price of the warrants, which is expected to be set around 145% of the Reference Share Price.

In connection with these Convertible Note Hedge and Warrant Transactions, such dealers or their affiliates expect to enter into various derivatives transactions and engage in other activities that could have the effect of increasing or preventing a decline in the price of QIAGEN's common stock in connection with the pricing of the Notes offering. These activities may be discontinued at any time. In addition, from time to time and in connection with any conversion of the Notes, such dealers or their respective affiliates may enter into or unwind derivative transactions and engage in other activities that could adversely impact the price of QIAGEN's common stock and of the Notes.

The net proceeds from these transactions are planned to be used for general corporate purposes, including the refinancing of existing indebtedness and the entry into the Convertible Note Hedge and Warrant Transactions.

Under the terms of the Notes offering, QIAGEN will agree not to sell any securities that are substantially similar to the Notes or its common shares for a lock-up period ending 90 days following the settlement date, subject to certain exceptions and waiver by the Joint Bookrunners.

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About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare), Applied Testing (primarily forensics), Pharma (pharma and biotech companies) and Academia (life sciences research). As of September 30, 2018, QIAGEN employed approximately 4,900 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.
Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, launches, regulatory submissions, collaborations, markets, strategy, taxes or operating results, including without limitation its expected sales, adjusted net sales and adjusted diluted earnings per share results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics); variability of operating results and allocations between customer classes; the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; and the other factors discussed under the heading “Risk Factors” contained in Item 3 of our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).
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Disclaimer

The contents of this press release have been prepared by and are the sole responsibility of QIAGEN and the information contained in this press release is for background purposes only and does not purport to be full or complete. No reliance may be placed by any person for any purpose on the information contained in this press release or its accuracy, fairness or completeness.

The distribution of this press release and the offer and sale of the Notes in certain jurisdictions may be restricted by law. The Notes may not be offered to the public in any jurisdiction in circumstances which would require the preparation or registration of any prospectus or offering document relating to the Notes in such jurisdiction. No action has been taken by QIAGEN or any of the Joint Bookrunners or any of their respective affiliates that would permit an offering of the Notes or possession or distribution of this press release or any other offering or publicity material relating to such securities in any jurisdiction where action for that purpose is required. Persons into whose possession this press release comes are required to inform themselves about and to observe any such restrictions.
This press release is for information purposes only and does not constitute or form a part of an offer to sell or a solicitation of an offer to purchase any security of QIAGEN in the United States or in any other jurisdiction where such offer or solicitation is unlawful. The Notes described in this press release have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or any applicable state or foreign securities laws. The securities described in this press release may not be offered or sold in the United States or to any U.S. person absent registration or an exemption from the registration requirements of the Securities Act. There shall be no public offering of the Notes in the United States.

Neither this press release nor any copy of it may be taken, transmitted or distributed, directly or indirectly in or into the United States, Canada, Australia, Japan, South Africa or any other state or jurisdiction in which such action would be unlawful. Any failure to comply with this restriction may constitute a violation of United States, Canadian, Australian, Japanese, South African or other applicable securities laws.

For readers in the European Economic Area: In any EEA Member State that has implemented the Prospectus Directive, this communication is only addressed to and directed at qualified investors in that Member State within the meaning of the Prospectus Directive. The term "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in each relevant Member State), together with any relevant implementing measure in the relevant Member State.

For readers in the United Kingdom: This communication is being directed only at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) ("Investment professionals") of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) certain high value persons and entities who fall within Article 49(2)(a) to (d) ("High net worth companies, unincorporated associations etc.") of the Order; or (iv) any other person to whom it may lawfully be communicated (all such persons in (i) to (iv) together being referred to as "relevant persons"). The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The Joint Bookrunners are acting exclusively for QIAGEN and no-one else in connection with the offer and sale of the Notes (the "Offering"). They will not regard any other person as their respective clients in relation to the Offering and will not be responsible to anyone other than QIAGEN for providing the protections afforded to their respective clients, nor for providing advice in relation to the Offering, the contents of this announcement or any transaction, arrangement or other matter referred to herein.

In connection with the Offering, the Joint Bookrunners and any of their affiliates, may take up a portion of the Notes in the Offering as a principal position and in that capacity may retain, purchase, sell, offer to sell for their own accounts or for the accounts of their clients such Notes and other securities of the Company or related investments in connection with the Offering or otherwise. Accordingly, references herein to the Notes being issued, offered, subscribed, acquired, placed or otherwise dealt in should be read as including any issue or offer to, or subscription, acquisition, placing or dealing by, the Joint Bookrunners and any of their affiliates acting in such capacity. In addition, the Joint Bookrunners and any of their affiliates may enter into financing arrangements (including swaps or contracts for differences) with investors in connection with which the Joint Bookrunners and any of their affiliates may from time to time acquire, hold or dispose of Notes. The Joint Bookrunners do not intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligations to do so. In addition, each of the Joint Bookrunners and their respective subsidiaries and affiliates may perform services for, or solicit business from, the issuer or members of the issuer's group, may make markets in the securities of such persons and/or have a position or effect transactions in such securities.

None of the Joint Bookrunners or any of their respective directors, officers, employees, advisers or agents accepts any responsibility or liability whatsoever for or makes any representation or warranty, express or implied, as to the truth, accuracy or completeness of the information in this press release (or whether any information has been omitted from the press release) or any other information relating to QIAGEN, its subsidiaries or associated companies, whether written, oral or in a visual or electronic form, and howsoever transmitted or made available or for any loss howsoever arising from any use of this press release or its contents or otherwise arising in connection therewith.

In connection with the Offering, the Joint Bookrunners, the derivative counterparties or their affiliates may, for their own account, enter into asset swaps, credit derivatives or other derivative transactions relating to the securities and the note hedge transactions and the warrant transaction and/or the underlying shares at the same time as the offer and sale of the securities or in secondary market transactions. The Joint Bookrunners, the derivative counterparties or any of their affiliates may from time to time and in connection with any conversion of the Notes, hold long or short positions in or buy and sell such securities or derivatives or the underlying shares. No disclosure will be made of any such positions. The amount of any such purchases will be determined at the time of pricing of the securities and will be subject to total demand received and final allocations.

In connection with the Offering and the convertible note hedge and warrant transactions, the Joint Bookrunners or their affiliates may, for their own account, enter into and/or unwind various derivative and other transactions and/or engage in other secondary market transactions relating to the Notes and/or the shares, during the remaining term of the Notes and upon conversion of the Notes. In connection with establishing their initial hedge positions with respect to the note hedge and warrant transactions, the derivatives counterparties or their respective affiliates expect to purchase some shares and/or enter into various derivative transactions with respect to shares concurrently with, or shortly after, the pricing of the Notes. These hedging activities could increase (or reduce the size of any decrease in) the market price of shares or the Notes. Following the pricing of the Notes and prior to the maturity of the Notes, the derivatives counterparties or their respective affiliates are likely to modify their hedge positions from time to time by entering into or unwinding derivative transactions with respect to shares or buying and selling shares or other securities of the issuer, including the Notes, in secondary market transactions. In addition, the derivative counterparties or their respective affiliates may modify their hedge positions in connection with any conversion of the Notes by unwinding various derivatives with respect to shares and/or selling shares or other securities of the issuer in secondary market transactions. these activities could decrease (or reduce the size of any increase in) the market price of shares or the Notes, which could affect the ability to convert the Notes and, to the extent the activity occurs during any calculation period related to a conversion of notes, could affect the amount of consideration that holders receive upon conversion of the Notes. The effect, if any, of these activities on the trading price of the Notes or the underlying shares will depend in part on market conditions and cannot be ascertained at this time. The Joint Bookrunners or any of their affiliates may from time to time hold long or short positions in, or buy and sell, such securities or derivatives or the underlying shares. No disclosure will be made of any such positions. The Joint Bookrunners are acting on behalf of the issuer and no one else in connection with the securities and will not be responsible to any other person for providing the protections afforded to clients of the Joint Bookrunners or for providing advice in relation to the securities.

MiFID II professionals / ECPs-only (all distribution channels) / No PRIIPs KID

Solely for the purposes of the product governance requirements contained within: (a) EU Directive 2014/65/EU on markets in financial instruments, as amended (“MiFID II”); (b) Articles 9 and 10 of Commission Delegated Directive (EU) 2017/593 supplementing MiFID II; and (c) local implementing measures (together, the “MiFID II Product Governance Requirements”),manufacturer’s product approval process and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any “manufacturer” (for the purposes of the MIFID II Product Governance Requirements) may otherwise have with respect thereto, the Notes have been subject to a product approval process which has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, "MiFID II"); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate, with potential investors in any trading in the secondary market having (1) at least informed knowledge and/or experience with financial products, (2) the ability to bear losses resulting from interest rate changes and no capital loss bearing capacity up to the invested capital if held to maturity (3) a low to medium risk profile, (4) a return profile preservation, growth, income and/or hedging as investment objective and (5) a medium term investment horizon. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

The target market assessment is without prejudice to the requirements of any contractual or legal selling restrictions in relation to any offering of the Notes. For the avoidance of doubt, the target market assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of MiFID II; or (b) a recommendation to any investor or group of investors to invest in, or purchase, or take any other action whatsoever with respect to the Notes.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive 2002/92/EC (as amended or superseded, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Contacts

John Gilardi	+49 2103 29 11711
Email: ir@QIAGEN.com